Neuraxis, Inc.

11550 N. Meridian Street, Suite 325

Carmel, IN 46032

December 9, 2022

Cindy Polynice

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neuraxis, Inc.
Amendment No.1 to Draft Registration Statement on Form S-1 Submitted November 9, 2022
CIK No. 0001933567

Dear Ms. Polynice:

By letter dated November 22, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Neuraxis, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No.1 to Draft Registration Statement on Form S-1 (“Amendment No. 1”) Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being submitted to the Commission today and reflects the Company’s responses to the comment letter to Amendment No. 1.

For ease of review, we have set forth below each of the numbered comments from your letter followed, in each case, by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

Our Opportunity, page 3

1.	We note your response to prior comment 8 and your statement on page 3 that “studies have demonstrated long-term benefits in functional disability, psychological co-morbidities, and pain.” Please clarify here the studiess to which you refer and provide support for these statements.

Response: We have included study results under “Business—Our Solutions” on page 53 and have cross-referenced this disclosure in the Prospectus Summary.

Our Solutions, page 4

2.	We note your response to prior comment 9. You state in your response letter that the American Academy of Pediatrics provided a signed letter “supporting” your technology and recommending payers to cover the technology. Please clarify in your disclosure, if true, that such support is in the form of a recommendation as to the use of your IB-Stim device or otherwise advise.

Response: We have revised the disclosure to clarify that the letter supports our request for insurers to pay for our IB-Stim device.

Use of Proceeds, page 39

3.	We note your response to prior comment 16 and your revised disclosure that references “510(k) De Novo FDA review for functional abdominal pain and IBS in children and of the regulatory milestones for [your] technology in respect of other indications” set forth in your pipeline chart. Please revise to disclose how far the offering proceeds would allow you to proceed with regulatory development for each of the referenced indications. Additionally, your reference to the functional abdominal pain and IBS in children indication appears to refer to the indication for which you launched the IB-Stim device. Please revise to clarify or advise. Please also revise to provide the interest rate and maturity of the debt to be repaid. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: We have revised the disclosure in footnote (1) to the table to clarify that net proceeds from this offering are anticipated to fund all remaining milestones for our IB-Stim device, but also fund the regulatory approval milestones of the other indications as set forth in our “FDA Pipeline Indications and Projected Timelines” chart and have included a cross-reference to such chart. In addition, we have revised the disclosure in footnote (2) to provide the information required by Instruction 4 to Item 504 of Regulation S-K.

Business

Our Pipeline, page 53

4.	We note your response to prior comment 11 and references on pages 1 and 53 to clinicaltrials.gov identifiers. Please revise your disclosure in the Business section to describe the trials, including the number of patients, endpoints and where the trials are being conducted etc.

Response: We have added disclosure regarding each of the trials on page 53.

Business, page 57

5.	We note your response to prior comment 19. Please enlarge the text in the graphics on page 57 and ensure that the graphics are legible.

Response: We have enlarged the two graphics, including the related text, on page 57, as requested.

General

6.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

We acknowledge your comment and will provide you with any written “testing the waters” communications we use or authorize, whether or not retained by potential investors, on a supplemental basis. We have not used or authorized any such communications to date.

Thank you for your assistance in reviewing this filing.

Regards,

/s/ Brian Carrico
Mr. Brian Carrico
Chief Executive Officer